Multi Solutions II, Inc.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137

February 2, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: William H. Thompson, Accounting Branch Chief

Re:	Multi Solutions II, Inc.

Form 10-K for Fiscal Year Ended January 31, 2017

Filed April 21, 2017

File No. 0-12162
Dear Mr. Thompson:
Reference is made to your letter dated January 24, 2018 to Deborah A. Fasanelli, Chief Financial Officer of Multi Solutions II, Inc. (“we” or the “Company”) setting forth the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the above-referenced filing (the “Comment Letter”).
Set forth below are the Company’s responses to the comment in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.
Form 10-K for Fiscal Year Ended January 31, 2017
Exhibit 31.1

1.
Please amend your filing and revise the introductory language in paragraph 4 to include internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please note that the disclosure is complete in Exhibit 31.2.

Response:
We acknowledge the Staff’s comment and have filed an amendment to the annual report on Form 10-K for the year ended January 31, 2017, that includes the corrected certifications containing the language requested in the Comment Letter.

If you have any further questions regarding our responses to your comments, please contact me at 305-579-8032.

Sincerely,

/s/ Deborah A. Fasanelli
Deborah A. Fasanelli Chief Financial Officer, Multi Solutions II, Inc.